Exhibit 99.1

Ambow Education Holding Ltd. Liquidators are Discharged as Management of Company is Returned to the Company’s Board of Directors

BEIJING, May 16, 2014 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in The People’s Republic of China, today announced that on May 13, 2014, the Cayman Court, approved the withdrawal of the petition for liquidation of the Company and discharge of the liquidation proceeding and the Joint Provisional Liquidators. The Court approved the return of management to the Company’s Board of Directors as reconstituted pursuant to an approved restructuring plan.

As previously disclosed, the investigation by Ambow’s Audit Committee, which was completed in February of this year, found that there was insufficient evidence to substantiate the allegations as to questionable or inappropriate conduct which had been made against the directors, officers and employees of the group.  Now with the withdrawal of the petition for liquidation and return of operational control to the Company’s Board, Ambow can focus its efforts on its businesses, filing its Annual Reports and its commitment to its shareholders to increase shareholder value.

In connection with the restructuring, the outstanding US$17 million loan originally borrowed from the International Finance Corporation that was indirectly assigned to China Education Investment Holdings Limited (“CEIHL”) has been amended and extended.  In addition, CEIHL, Baring Private Equity Asia V Holding (4) Limited and SummitView Investment Fund I, L.P. funded a total of approximately US$31 million in new loans. CEIHL and the Company also entered into a Working Capital Facility Agreement, which makes available to the Company working capital of up toUS$5 million.

The Company, along with relevant professionals and its auditors, have been vigorously working to complete the audit of its Annual Reports on Form 20-F for fiscal years 2012 and 2013, which had not been filed due to the investigation and liquidation proceedings.  Although the New York Stock Exchange (“NYSE”) has determined to commence delisting proceedings with respect to the Company’s American Depositary Shares, because the Company was unable to file its 2012 annual report by May 15, 2014, which was the final day of the maximum allowable period under Section 802.01E of the NYSE’s Listed Company Manual, Ambow fully intends to file its 2012 and 2013 annual reports with the SEC as soon as possible to become current.

The NYSE has notified the Company that trading in its ADSs will be suspended prior to the market opening on May 19, 2014.  As soon as Ambow becomes current with its SEC reporting obligations, it fully intends to attempt to regain listing on an internationally recognized stock exchange.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

For investor and media inquiries please contact:

Ms. Sylvia Wang

VP Finance

Ambow Education Holding Ltd.

Tel: +86-10-6206-8112

Email: sylvia.wang@ambow.com